Via Facsimile and U.S. Mail
Mail Stop 6010

August 7, 2008

Craig Eisenacher
Executive Vice President and
Chief Financial Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, NJ 07938-0830

**Re: Everest Reinsurance Holdings, Inc.
         Form 10-K for the Year Ended December 31, 2007
         File No. 033-71652**

Dear Mr. Eisenacher:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief